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Securities and Exchange Commission
Trading and Markets

SECU

19008189

MAR 04 2019

RECEIVED

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67688

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Salomon Whitney LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1295 Walt Whitman Rd.
(No. and Street)

Melville	NY	11747
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Diamante 631-482-1150
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin CPA's LLP
(Name – *if individual, state last, first, middle name*)

132 Nassau St.	New York	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Thomas Diamante, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Salomon Whitney LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CEO
Title

See Attached
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEW YORK ALL-PURPOSE ACKNOWLEDGMENT
REAL PROPERTY LAW §309-a

State of New York
County of Suffolk } ss.

On the 1st day of March in the year 2019 before me,
Day *Month* *Year*
the undersigned personally appeared Thomas Diamante,
Name of Signer
(and ______,) personally known to me or
Name of Additional Signer, if Any
proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their capacity(ies), and that by his/her/their signature(s) on the instrument, the individual(s), or the person upon behalf of which the individual(s) acted, executed the instrument.

[signature]
Signature of Notary Public
Notary Public — State of New York

Place Seal Below OR Complete Lines Below

ALEX REYES
Notary Public – State of New York
NO. 01RE6291404
Qualified in Suffolk County
My Commission Expires Dec 19, 2021

______
Name of Notary

______
Name of County in Which Originally Qualified

______
Commission Expiration Date

______
Name of County in Which Certificate of Official Character Filed (if required)

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: Oath or Affirmation for Salomon Whitney LLC Audit
Document Date: ______ Number of Pages: ______
Signer(s) Other Than Named Above: ______

Salomon Whitney LLC
Statement of Financial Condition
December 31, 2018

Assets

Cash		$	95,771
Receivable From Clearing Broker:			
Commissions	$198,090		
Deposit Account	50,000		248,090
Prepaid Expenses			38,128
Advances			12,500
		$	394,489

Liabilities and Member's Equity

Liabilities:		
Accounts Payable	$	32,939
Settlement Accrual	$	15,585
Commission Accrual		210,435
Total Liabilities		258,959
Member's Equity		135,530
	$	394,489

See Accompanying Notes to the Financial Statements

1. Organization and Nature of Business

Salomon Whitney LLC (the "Company") is a Limited Liability Company registered in the State of New York. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly-owned by Angia Holdings LLC.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2. Summary of Significant Accounting Policies

A. Revenue Recognition

Revenue Recognition:

Effective January 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Significant judgments:
Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions:
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument, counter parties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer.

Underwritings and private placements:
The Company underwrites securities for entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company sells the securities to customers) for the portion the Company has sold to customers. The Company has determined that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the purchaser obtains the control and benefit of the capital markets offering at that point. Underwriting costs that are deferred are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed, and the securities are not issued, the Company immediately expenses those costs.

B. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds to be cash and cash equivalents.

C. Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expenses.

D. Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

E. Fixed Assets

Fixed Assets are carried at cost. Depreciation is provided on a straight-line basis using estimated useful lives. Additions and betterments are capitalized, whereas the costs of repairs and maintenance are charged to expense as incurred.

3. Income Taxes

As a Limited Liability Company the Member is subject to any taxes on income that the Company may earn. Therefore, there is no provision nor benefit for income taxes in the accompanying Statement of Income.

4. Commitments and Contingencies and Related Party Transactions

The Company was obligated under the terms of a month to month lease with the Parent LLC for the year ended December 31, 2018. Rent expense for the year ended December 31, 2018 amounted to $110,208.

Legal Matters

In the normal course of business certain legal actions have been brought against the Company. The Company intends to vigorously defend these actions and believes they are without merit and there is a likelihood of a favorable result.

The firm entered into a settlement with FINRA regarding mutual funds in January 2018, such amount being accrued in 2017. Without admitting or denying the findings, the firm agreed to pay a fine, the outstanding balance of which is included in the settlement accrual.

5. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in arranging for the buying and selling of securities for a diverse group of individual investors. The Company's transactions are introduced to a clearing broker/dealer for a split of commissions earned on a fully disclosed basis. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy its obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The Company seeks to control the aforementioned risks by monitoring all transactions entered into on a daily basis and insuring that no incorrect trades are recorded.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2018, the Company's net capital of $ 84,902 was $67,637 in excess of its required net capital of $17,265. The Company's capital ratio was 305%.

7. Reserve Requirement Computation

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(ii). Therefore, they are not required to compute 15c3-3 Reserve Requirements.

8. Possession and Control Requirements

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(ii). Therefore, they are not subject to Possession or Control Requirements under SEC Rule 15c3-3.

9. Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2018 and February 27, 2019, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Salomon Whitney LLC
1295 Walt Whitman Road, Suite A
Melville, NY 11747

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Salomon Whitney LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Salomon Whitney LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Salomon Whitney LLC's management. Our responsibility is to express an opinion on Salomon Whitney LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Salomon Whitney LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as Salomon Whitney LLC's auditor since 2017.

New York, NY
February 27, 2019